UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            TIDEL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    886368109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Eugene Grin                               with a copy to:
         Director                                 Steven E. Siesser, Esq.
         Laurus Master Fund, Ltd.                 Lowenstein Sandler PC
         825 Third Avenue, 14th Floor             65 Livingston Avenue
         New York, New York 10022                 Roseland, New Jersey  07068
         (212) 541-5800                           (973) 597-2506
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    886368109
--------------------------------------------------------------------------------
    1.       Names of Reporting Persons.    Laurus Master Fund, Ltd.
--------------------------------------------------------------------------------
             I.R.S. Identification Nos. of above persons (entities only):
             98-0337673
--------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group (See
             Instructions): (a)
                            (b)
--------------------------------------------------------------------------------
    3.       SEC Use Only
--------------------------------------------------------------------------------
    4.       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e):                                  Not Applicable
--------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization:    Cayman Islands
--------------------------------------------------------------------------------
    Number of             7. Sole Voting Power:                      19,251,000*
    Shares Beneficially      ---------------------------------------------------
    Owned by              8. Shared Voting Power:                    19,251,000*
    Each Reporting           ---------------------------------------------------
    Person With           9. Sole Dispositive Power:                 19,251,000*
                             ---------------------------------------------------
                         10. Shared Dispositive Power:               19,251,000*
                             ---------------------------------------------------
    11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
             19,251,000*
--------------------------------------------------------------------------------
    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions):                                 Not  Applicable
--------------------------------------------------------------------------------
    13.      Percent of Class Represented by Amount in Row (11):          49.8%*
--------------------------------------------------------------------------------
    14.      Type of Reporting Person (See Instructions):                     CO
--------------------------------------------------------------------------------
*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd.

Cusip No.    886368109
--------------------------------------------------------------------------------
    1.       Names of Reporting Persons.    Laurus Capital Management, LLC

             I.R.S. Identification Nos. of above persons (entities only):
             13-4150669
--------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group (See
             Instructions): (a)
                            (b)
--------------------------------------------------------------------------------
    3.       SEC Use Only
--------------------------------------------------------------------------------
    4.       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e):                               Not Applicable
--------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization:      Delaware
--------------------------------------------------------------------------------
    Number of            7. Sole Voting Power:                       19,251,000*
    Shares Beneficially     ----------------------------------------------------
    Owned by             8. Shared Voting Power:                     19,251,000*
    Each Reporting          ----------------------------------------------------
    Person With          9. Sole Dispositive Power:                  19,251,000*
                            ----------------------------------------------------
                        10. Shared Dispositive Power:                19,251,000*
                            ----------------------------------------------------
    11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
             19,251,000*
--------------------------------------------------------------------------------
    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions):                             Not Applicable
--------------------------------------------------------------------------------
    13.      Percent of Class Represented by Amount in Row (11):          49.8%*
--------------------------------------------------------------------------------
    14.      Type of Reporting Person (See Instructions):                    OO
--------------------------------------------------------------------------------
*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd.

Cusip No.    886368109
--------------------------------------------------------------------------------
    1.       Names of Reporting Persons.    David Grin

             I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group (See
             Instructions): (a)
                            (b)
--------------------------------------------------------------------------------
    3.       SEC Use Only
--------------------------------------------------------------------------------
    4.       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
--------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization:     Israel
--------------------------------------------------------------------------------
    Number of             7. Sole Voting Power:                      19,251,000*
    Shares Beneficially      ---------------------------------------------------
    Owned by              8. Shared Voting Power:                    19,251,000*
    Each Reporting           ---------------------------------------------------
    Person With           9. Sole Dispositive Power:                 19,251,000*
                             ---------------------------------------------------
                         10. Shared Dispositive Power:               19,251,000*
                             ---------------------------------------------------
    11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
             19,251,000*
--------------------------------------------------------------------------------
    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions):                                  Not Applicable
--------------------------------------------------------------------------------
    13.      Percent of Class Represented by Amount in Row (11):          49.8%*
--------------------------------------------------------------------------------
    14.      Type of Reporting Person (See Instructions):                     IN
--------------------------------------------------------------------------------
*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd.

Cusip No.    886368109
--------------------------------------------------------------------------------
    1.       Names of Reporting Persons.    Eugene Grin

             I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group (See
             Instructions): (a)
                            (b)
--------------------------------------------------------------------------------
    3.       SEC Use Only
--------------------------------------------------------------------------------
    4.       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
--------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
    Number of                7. Sole Voting Power:                   19,251,000*
    Shares Beneficially         ------------------------------------------------
    Owned by                 8. Shared Voting Power:                 19,251,000*
    Each Reporting              ------------------------------------------------
    Person With              9. Sole Dispositive Power:              19,251,000*
                                ------------------------------------------------
                            10. Shared Dispositive Power:            19,251,000*
                                ------------------------------------------------
    11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
             19,251,000*
--------------------------------------------------------------------------------
    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions):                         Not  Applicable
--------------------------------------------------------------------------------
    13.      Percent of Class Represented by Amount in Row (11):          49.8%*
--------------------------------------------------------------------------------
    14.      Type of Reporting Person (See Instructions):                     IN
--------------------------------------------------------------------------------
*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd.

Item 1.     Security and Issuer.

      (a)   Name and Address of Principal Executive Offices of Issuer:

                           Tidel Technologies, Inc.
                           2900 Wilcrest Drive, Suite 205
                           Houston, Texas  77042

      (b)   Title and Class of
            Equity Securities:     Common Stock, par value $.01 per share

Item 2.     Identity and Background.

      (a)   Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13D is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, David Grin and Eugene Grin is set forth on Appendix A hereto.

      (b)   Jurisdiction of Incorporation: Cayman Islands

      (c)   Principal Business: Direct investments in companies

      (d)   Address of Principal Business and Principal Office:

            c/o Laurus Capital Management, LLC   c/o M&C Corporate Services Ltd.
            825 Third Avenue, 14th Floor         P.O. Box 309 GT
            New York, NY  10022                  Ugland House
                                                 South Church Street
                                                 George Town
                                                 Grand Cayman
                                                 Cayman Islands

      (e)   Criminal Proceedings:

            During the last five years neither Laurus Master Fund, Ltd. nor Laurus Capital Management, LLC, Eugene Grin or David Grin has been convicted in any criminal proceeding.

      (f)   Civil Proceedings:

            During the last five years neither Laurus Master Fund, Ltd. nor Laurus Capital Management, LLC, Eugene Grin or David Grin has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Laurus Master Fund, Ltd. has not paid any funds to the Company in connection with its acquisition of the shares described in Item 5 of this
Schedule 13D, of which (i) 1,251,000 shares (the "Existing Shares") were issued by the Company on November 26, 2004, in satisfaction of fees totaling $375,300 owed to Laurus Master Fund, Ltd. and (ii) 18,000,000 shares were issued upon conversion, at a price per share of $.30, of $5,400,000 aggregate principal amount (the "Conversion Amount") of the convertible term note in the initial principal amount of $6,450,000, dated November 25, 2003, together with an additional $292,987 principal amount added thereto on November 26, 2004 (as amended, the "2003 Note"), provided that Laurus Master Fund, Ltd. used its investment capital to previously pay the Company an amount of cash equal to the full face value of the 2003 Note.

Item 4.     Purpose of Transaction.

            Laurus Master Fund, Ltd. entered into an exercise and conversion agreement, dated as of January 12, 2006 (the "Conversion Agreement"), with Sentinel Technologies, Inc., a Delaware corporation ("STI"), Sentinel Operating, L.P., a Texas limited partnership and an affiliate of STI ("Sentinel"), and Tidel Technologies, Inc., a Delaware corporation (the "Company"), pursuant to which Laurus Master Fund, Ltd. agreed to acquire up to 18,000,000 shares of common stock of the Company (the "Note Shares") upon conversion of the Conversion Amount of the 2003 Note (the "Conversion"), which Conversion occurred on January 13, 2006. Laurus Master Fund, Ltd. agreed to the Conversion in order to, among other things, vote the Note Shares and the Existing Shares in favor of the Company's proposed sale of the assets of its cash security business to Sentinel (the "Asset Sale"). Following the Conversion, Laurus Master Fund, Ltd. will own 49.8% of the Company's then outstanding shares of common stock.

            Except as set forth above or as disclosed under Item 6, none of Laurus Master Fund, Ltd. Laurus Capital Management, LLC, David Grin and Eugene Grin has any present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a)   Number of Shares Beneficially Owned: 19,251,000*

            Right to Acquire: 0 shares

            Percent of Class: 49.8% (based upon 38,677,210 shares of common stock outstanding immediately following the Conversion)

      (b) Sole Power to Vote, Direct the Vote of, Dispose or Direct the Disposition of Shares: 19,251,000 shares*

            Shared Power to Vote, Direct the Vote of, or Dispose or Direct the Disposition of Shares: 19,251,000 shares*

      (c)   Recent Transactions:

            On January 13, 2006, Laurus Master Fund, Ltd. converted the Conversion Amount of the 2003 Note into 18,000,000 shares of Company common stock pursuant to the Conversion Agreement.

      (d)   Rights with Respect to Dividends or Sales Proceeds: Not applicable.

      (e) Date of Cessation of Five Percent Beneficial Ownership: Not applicable.

            *These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            To effect the conversion of the 2003 Note, the Company and Laurus Master Fund, Ltd. agreed pursuant to the Conversion Agreement to waive any provision of any agreement, contract, arrangement or document entered into by the Company and any of its affiliates and Laurus Master Fund, Ltd. pursuant to which Laurus Master Fund, Ltd. and any of its affiliates is restricted from converting the Conversion Amount of the Note, but only to the extent required for the Laurus Master Fund, Ltd. to convert the Conversion Amount of the Note. The Company's obligation to effect the Conversion is conditioned upon to a number of customary closing conditions. In the event that the Asset Sale does not occur by March 31, 2006, the Company is required under the Conversion Agreement to immediately redeem the Note Shares for an amount equal to $5,400,000 in cash.

            In connection with the Asset Sale, Laurus Master Fund, Ltd. has agreed, pursuant to a voting agreement, dated as of January 12, 2006 (the "Voting Agreement") by and among STI, Sentinel, the Company and Laurus Master Fund, Ltd., to vote all of the outstanding shares of Company common stock that it owns in favor of the approval and adoption of (i) the purchase agreement, as amended from time to time (the "Purchase Agreement") governing the Asset Sale,
(ii) an amendment to the Company's certificate of incorporation to change the Company's name (the "Amendment"), (iii) any motion for adjournment or postponement of the meeting of the Company's stockholders to approve the Asset Sale to another time or place to permit, among other things, further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the Purchase Agreement and the transactions contemplated thereby and the Amendment, (iv) against any other third-party acquisition proposal or any negotiations or discussions with respect to a third-party acquisition proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement or any amendment to the Company's Certificate of Incorporation or Bylaws, which in the case of each of the matters referred to in this clause (iv) that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Purchase Agreement or the likelihood of such transactions being consummated and (v) in favor of any other matter reasonably necessary for consummation of the transactions contemplated by the Purchase Agreement and related agreements which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are reasonably necessary in order to effectuate the foregoing. Laurus Master Fund, Ltd.'s obligations under the Voting Agreement are subject to customary conditions, including, among other things, approval of the Asset Sale by the Company's board of directors.

            Under the Voting Agreement, Laurus Master Fund, Ltd. revoked all prior proxies or powers of attorney that it or certain of its affiliates had given with respect to the Existing Shares, the Note Shares and any other shares of common stock of the Company. Laurus Master Fund, Ltd. also generally agreed, subject to a number of limited exceptions, to not, directly or indirectly, (i) sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other agreement, arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any of the shares of Company common stock, (ii) grant any proxies or enter into any voting trust or other agreement, arrangement or understanding with respect to the voting of any of the shares of Company common stock held by Laurus Master Fund, Ltd. and certain of its affiliates and
(iii) solicit any sale, assignment, transfer, encumbrance, pledge or other disposition of the shares of Company common stock to anyone other than its affiliates. Laurus Master Fund, Ltd. also agreed to notify STI promptly (but in any event, within 24 hours), and it and its affiliates shall provide all details requested by STI, if Laurus Master Fund, Ltd. or certain of its affiliates shall be approached or solicited, directly or indirectly, by any person with respect to any of the foregoing actions described in clause (iii) of the immediately preceding sentence.

            Laurus Master Fund, Ltd. also entered into a stock redemption agreement, dated as of January 12, 2006 (the "Redemption Agreement"), pursuant to which the Company agreed to purchase the Existing Shares and the Note Shares for a purchase price per share to be determined pursuant to a formula set forth in the Redemption Agreement, which purchase price shall not be less than $.20 per share or more than $.34 per share. Such purchase is subject to customary closing conditions, including, among other things, the consummation of the Asset Sale. Under the Redemption Agreement, Laurus Master Fund similarly agreed, subject to a number of limited exceptions, to not (i) directly or indirectly, sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other agreement, arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any of its shares of Company common stock and
(ii) seek or solicit any sale, assignment transfer, encumbrance, pledge or other disposition of its shares of Company common stock to any third party.

            Under the Redemption Agreement, Laurus Master Fund, Ltd. also agreed to the cancellation, as of the closing date of the Asset Sale, of the then unexercised portion of the following warrants that it holds: (i) the warrant, dated November 25, 2003, to purchase up to 4,250,000 shares of common stock of the Company at an exercise price of $0.30 per share, which warrant expires on November 24, 2010 and (ii) the warrant, dated November 26, 2004, to purchase up to 500,000 shares of common stock of the Company at an exercise price of $0.30 per share, which warrant expires on November 26, 2011 (collectively, the "Warrants"). Laurus Master Fund, Ltd. further agreed not to exercise the Warrants before the earlier of (x) March 31, 2006 and (y) the date on which the Purchase Agreement is terminated.

            Concurrently, with the execution of the Voting Agreement, the Redemption Agreement and the Conversion Agreement, Laurus Master Fund, Ltd. also entered into (i) a letter agreement, dated as of January 12, 2006 (the "Cash Collateral Deposit Letter"), with the Company and its subsidiaries, Tidel Engineering, L.P., Tidel Cash Systems, Inc., Tidel Services, Inc. and AnyCard International, Inc., and (ii) a reaffirmation, ratification and confirmation agreement, dated as of January 12, 2006 (the "Reaffirmation Agreement"), with the Company. Pursuant to the Cash Collateral Deposit Letter, the parties thereto agreed that a portion of the $8,200,000 of proceeds (the "Deposit Amount") from the January 2006 sale of the Company's automated teller machine business that were on deposit with Laurus Master Fund, Ltd. for repayment of outstanding Company indebtedness to Laurus Master Fund, Ltd. would be applied to repay all amounts owing to Laurus Master Fund, Ltd. under (i) the portion of the 2003 Note remaining after the Conversion, (ii) a convertible term note, dated November 26, 2004 in the aggregate principal amount of $600,000, which was convertible into shares of common stock of the Company at a conversion price of $0.30 per share and (iii) a convertible term note, dated November 26, 2004, in the aggregate principal amount of $1,500,000, which was convertible into shares of common stock of the Company at a conversion price of $3.00 per share (collectively, the "Notes"). Thereafter, the Notes shall be deemed to have been indefeasibly repaid and the Deposit Amount will be reduced to $5,330,507. Under the Cash Collateral Deposit Letter, such remaining Deposit Amount together with an cash additional deposit of $69,493 from the Company will be used as collateral to secure the Company's obligations to Laurus Master Fund, Ltd. under, among other things, the Redemption Agreement and the Conversion Agreement.

            Pursuant to the Reaffirmation Agreement, the Company, among other things, acknowledged and reaffirmed its obligation to pay to Laurus Master Fund, Ltd. simultaneously with the closing of the Asset Sale the amounts payable to Laurus Master Fund pursuant to Section 4 of the Agreement Regarding NCR Transaction and Other Asset Sales, dated as of November 26, 2004, between the Company and Laurus Master Fund, Ltd., which amount will be determined in accordance with the provisions of such section and shall not be less than $5,000,000 nor more than $11,000,000.

            This summary of the terms of the Conversion Agreement, the Voting Agreement, the Redemption Agreement, the 2003 Note, the 2004 Note, the 2003 Warrant and the 2004 Warrant is qualified in its entirety by reference to the forms of such agreements filed as exhibits hereto.

Item 7.     Material to be Filed as Exhibits.

         Exhibit 1 Common Stock Purchase Warrant issued to Laurus Master Fund, Ltd. dated November 25, 2003 (incorporated by reference to Exhibit 4.42 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed February 1,
                        2005).

         Exhibit 2 Common Stock Purchase Warrant issued to Laurus Master Fund, Ltd. dated November 26, 2004
                        (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated November 26, 2004).

         Exhibit 3      Convertible Term Note in favor of Laurus Master
                        Fund, Ltd. in the principal amount of $6,450,000 dated November 25, 2003 (incorporated by reference to Exhibit 4.35 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed February 1, 2005).

         Exhibit 4 Convertible Term Note in favor of Laurus Master Fund, Ltd. in the principal amount of $600,000 dated November 26, 2004 (incorporated by reference to
                        Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 26, 2004).

         Exhibit 5 Convertible Term Note in favor of Laurus Master Fund, Ltd. in the principal amount of $1,500,000 dated November 26, 2004 (incorporated by reference to Exhibit
                        10.3 of the Company's Current Report on Form 8-K dated November 26, 2004).

         Exhibit 6      Exercise and Conversion Agreement, dated as of
                        January 12, 2006, by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

         Exhibit 7 Voting Agreement, dated as of January 12, 2006, by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

         Exhibit 8 Stock Redemption Agreement, dated as of January 12, 2006, between the Company and Laurus Master Fund, Ltd.

         Exhibit 9 Cash Collateral Deposit Letter, dated as of January 12, 2006, by and among Laurus Master Fund, Ltd., the Company, Tidel Engineering, L.P., Tidel Cash Systems, Inc., Tidel Services, Inc. and AnyCard International, Inc.

         Exhibit 10 Reaffirmation, Ratification and Confirmation Agreement, dated as of January 12, 2006, between the Company and Laurus Master Fund, Ltd.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 17, 2006

                                            LAURUS MASTER FUND, LTD.


                                            /s/ Eugene Grin
                                            -------------------------
                                            Eugene Grin
                                            Director

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   APPENDIX A

A.   Name of business, state of
     organization, principal
     business and address
     thereof, and address
     of its principal office:      Laurus Capital Management, LLC,
                                   Delaware limited liability company
                                   controls Laurus Master Fund, Ltd.
                                   c/o Laurus Capital Management, LLC
                                   825 Third Avenue, 14th Floor
                                   New York, New York 10022

B.   Name:                         Eugene Grin
     Business
     Address:                      825 Third Avenue, 14th Floor
                                   New York, New York 10022

     Principal     Director of Laurus Master Fund, Ltd.
     Occupation:   Principal of Laurus Capital Management, LLC

     Name of business,
     principal business and
     address of corporation or
     other organization in
     which  such employment
     is conducted:                 Laurus Master Fund, Ltd., investments in
                                   public companies
                                   c/o Laurus Capital Management, LLC
                                   825 Third Avenue, 14th floor
                                   New York, New York 10022

C.   Name:                         David Grin
     Business:
     Address:                      825 Third Avenue, 14th Floor
                                   New York, New York  10022

     Principal     Director of Laurus Master Fund, Ltd.
     Occupation:   Principal of Laurus Capital Management, LLC

     Name of business,
     principal business and
     address of corporation or
     other organization in
     which  such employment
     is conducted:                 Laurus Master Fund, Ltd., direct investments
                                   in companies
                                   c/o Laurus Capital Management, LLC
                                   825 Third Avenue, 14th Floor
                                   New York, New York 10022

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.


        Laurus Capital Management, LLC

        /s/ Eugene Grin
        ------------------------------
        Eugene Grin
        Principal
        January 17, 2006



        /s/ Eugene Grin
        ------------------------------
        Eugene Grin, individually
        January 17, 2006


        /s/ David Grin
        ------------------------------
        David Grin, individually
        January 17, 2006

                                  EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------

Exhibit 1 Common Stock Purchase Warrant issued to Laurus Master Fund, Ltd. dated November 25, 2003 (incorporated by reference to
              Exhibit 4.42 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed February 1,
              2005).

Exhibit 2 Common Stock Purchase Warrant issued to Laurus Master Fund, Ltd. dated November 26, 2004 (incorporated by reference to
              Exhibit 10.4 of the Company's Current Report on Form 8-K dated November 26, 2004).

Exhibit 3 Convertible Term Note in favor of Laurus Master Fund, Ltd. in the principal amount of $6,450,000 dated November 25, 2003 (incorporated by reference to Exhibit 4.35 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed February 1, 2005).

Exhibit 4 Convertible Term Note in favor of Laurus Master Fund, Ltd. in the principal amount of $600,000 dated November 26, 2004 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 26, 2004).

Exhibit 5 Convertible Term Note in favor of Laurus Master Fund, Ltd. in the principal amount of $1,500,000 dated
              November 26, 2004 (incorporated by reference to Exhibit
              10.3 of the Company's Current Report on Form 8-K dated November 26, 2004).

Exhibit 6     Exercise and Conversion Agreement, dated as of
              January 12, 2006, by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

Exhibit 7 Voting Agreement, dated as of January 12, 2006, by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

Exhibit 8     Stock Redemption Agreement, dated as of January 12,
              2006, between the Company and Laurus Master Fund, Ltd.

Exhibit 9 Cash Collateral Deposit Letter, dated as of January 12, 2006, by and among Laurus Master Fund, Ltd., the
              Company, Tidel Engineering, L.P., Tidel Cash Systems, Inc., Tidel Services, Inc. and AnyCard International, Inc.

Exhibit 10 Reaffirmation, Ratification and Confirmation Agreement, dated as of January 12, 2006, between the Company and Laurus Master Fund, Ltd.



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